May 25, 2016

VIA EDGAR
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Ms. Lyn Shenk, Branch Chief, Office of Transportation and Leisure
Abe Friedman
Doug Jones

Re:	Celadon Group, Inc. Form 10-K for Fiscal Year Ended June 30, 2015 Filed September 10, 2015 File No. 001-34533

Dear Ms. Shenk, Mr. Friedman, and Mr. Jones:

On behalf of Celadon Group, Inc. (the “Company” or “Celadon”), I am responding to your request for supplemental information in your letter dated April 25, 2016.

The following are the staff’s comments from your letter sent April 25, 2016, with the Company’s response to the comments directly beneath:

Item 7: Management’s Discussion and Analysis – Liquidity and Capital Resources, page 27

1.
Comment:  Refer to your response to prior comment 2. It appears from the response and your disclosures that you generate income and related expenses from the sale of tangible products (tractors and trailers), leasing, and services (freight transportation, tractor management and other services). In this regard, please tell us where the revenues and related costs associated with these activities are reported in your statement of operations and your consideration of Rule 5-03(b)1 and 2 of Regulation S-X with respect to your presentation.

Response:  Freight transportation services are recorded in the “freight revenue” line item on our Consolidated Statements of Operations.  Leasing revenue of $2.1 million is also recorded in “freight revenue” in our June 30, 2015 Form 10-K. Rule 5-03(b) of Regulation S-X states “If income is derived from more than one of the subcaptions described under RULE 5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class.”  Our leasing revenue is substantially less than 10 percent of our total $900.8 million reported in our June 30, 2015 Form 10-K, therefore we felt it was appropriate to combine leasing revenue with our freight revenue subcaption.

We have two types of equipment sales.  One type of sale is equipment that is sold out of our operating fleet.  The second type of sale is equipment that is currently under operating lease to an independent contractor (or other carrier) and sold along with assignment of the lease.  We are not an authorized and licensed tractor or trailer dealer that sells new trucks.  In both scenarios the sale of tractors and trailers are recorded net in our consolidated statements of operations as “gain on disposition of equipment”.

Applicable guidance: “Revenues…result from an entity’s ongoing major or central operations and activities…” while “Gains…result from entities’ peripheral or incidental transactions… Some gains and losses may be considered ‘operating’ gains and losses and may be closely related to revenues and expenses...  The definitions and discussion of revenues, expenses, gains, and losses in this Statement give broad guidance but do not distinguish precisely between revenues and gains or between expenses and losses.” (CON-6, par. 87-88)

The major ongoing central operation of Celadon Group, Inc. is transportation.  Similar to other transportation companies we dispose of equipment to make way for new equipment.  The disposition of Celadon company operated equipment is treated as a gain or a loss when sold.  From its inception, our Quality subsidiary’s purpose has been to support our trucking activities and dispose of equipment during our refresh cycle and in connection with business acquisitions. Additionally Quality supports our trucking operation by providing equipment to independent contractors who would haul our freight and providing leasing, maintenance, and other services to our independent contractor drivers. Over time Quality’s scope of operations has evolved. In order to maximize our equipment leasing and services division we opportunistically purchase new and used equipment through acquisition, wholesale purchases, and from original equipment manufacturers to supplement and complement the equipment that we cycle out of the trucking fleet through our equipment refresh process.  This newly purchased equipment is then leased out to individual independent contractors or fleets as part of our equipment leasing and services division’s operations.  Then, from time to time we present a portfolio of leased assets to our third party leasing partners who can elect to purchase these units or not.

The Property, Plant, Equipment section of the ASC guidance states that the sale of a fixed asset should be recorded as a gain or a loss (ASC 360-10-40-5).

Some units may only be leased out a month or two prior to sale, while the exact same type of unit may be leased out for much longer periods and then sold.  While the units are leased under the ownership of Quality, the units are depreciated as we would depreciate any other fixed asset.  Management’s underlying intent with the purchase of these assets is to lease them out and build our independent contractor driver pool.  Based on our historical activity and agreements with our third party leasing partners we expect to sell these units within a twelve month period.  However, there is a possibility that these units might not be sold within that time frame and management’s ability to sell may change based on changes in market conditions, relationships with third party financing partners, and other factors.  Additionally we believe that recording these transactions within gain on disposition of equipment is the most useful and meaningful classification to our reader and that fluctuation of sales within the revenue line would unfairly mislead and confuse the reader and misrepresent our financial performance.

Notes to Consolidated Financial Statements – Revenue Recognition, page 43

2.
Comment:  Please expand your disclosure to include the accounting policy for each of your material revenue activities and related expenses, pursuant to ASC 235-10-50 and SAB Topic 13.B. In connection with this, disclose the direct costs of trucking revenue stated in your current policy that are recognized on the date freight is delivered.

Response:  In the future we will add the following disclosure to our Revenue Recognition accounting policy, “The Company recognizes operating lease revenue from leasing tractors and related equipment to owner-operators as a component of freight revenue in the consolidated statements of operations. Operating lease revenue from rental operations is recognized as payments come due and collectability of the minimum lease payments is reasonably assured. Revenue from our asset-light segment is recognized upon completion of the services provided.” In connection with this disclosure we will also add “Driver wages and other direct operating expenses are recognized when freight is delivered”.

Notes to Consolidated Financial Statements – Note (16) Gain on Disposition of Equipment, page 55

3.
Comment:  Refer to your response to prior comment 3. Please tell us how you are accounting for the Element arrangement and the authoritative support for your treatment. Also, tell us if the asset sales to Element relate to the asset sales referred to in your response to prior comment 2, and if so, what portion is represented by the Element sales.

Response: As mentioned in response 1, sales of tractors and trailers are recorded net in our consolidated statements of operations as “gain on disposition of equipment”.

Assets sold to our third party leasing partners that previously operated in the Celadon fleet are recorded as a gain on disposition of equipment in accordance with the Property, Plant, and Equipment section of the ASC guidance which states that the sale of a fixed asset should be recorded as a gain or a loss (ASC 360-10-40-5).

Assets that are purchased and leased within our leasing and service segment that are subsequently sold along with assignment of the lease are recorded in accordance with same guidance as we are not precluded from sale treatment by ASC 840-20-40-3 through 40-4.  We have also evaluated the transactions under ASC 605-25 and revenue relating to the servicing and remarketing of assets sold has been deferred over the period of the lease.  The servicing and remarketing revenue has not been material up to this point nor do we expect it to become material in the future.

The lessor guidance does not specify how to treat sales, but the lessor guidance states under ASC 840-20-45 “The lease property shall be included by the lessor with or near property, plant, and equipment in the balance sheet.” Since leased equipment is to be treated as property, plant, and equipment on the balance sheet we concluded that the disposition of leased equipment should be recorded consistently with property, plant, and equipment as well.

A portion of sales to Element relate to asset sales referred to in our response to prior comment 2. During fiscal 2015, approximately 47% of the units sold to Element were units purchased, leased and sold along with assignment of the leases. The remainder of the units sold to Element had previously operated in the Celadon Trucking fleet delivering freight to our customers.

4.
Comment:  You state in your response to prior comment 3 that the leased assets sold to Element are not part of your ongoing major or central operations. It appears that the sale amounts, net results and cash flows of this activity are material to your consolidated revenue, results and operating cash flows for fiscal 2015 and the six months ended fiscal 2016. It also appears from your website that your Quality subsidiary continues to offer the sale of new assets as one of its business activities. Please tell us the basis for your belief that the sale of new assets is not part of your ongoing major or central operations.

Response:  We believe first and foremost we are a transportation and logistics company. We state in our Form 10-K on page 5 “Our primary services involve point-to-point shipping for major customers within the Unites States, between the United States and Mexico, and between the United States and Canada. We complement these services with a variety of warehousing, supply chain logistics, tractor leasing, and other services that we believe add value to our customers and professional truck drivers.”  Sales of used fixed assets have been an aspect of our industry and our business since its inception.  We believe that the sales of used assets are ancillary to the core business of transportation and logistics and should be recorded as gains from the disposition of equipment.

Applicable guidance: “Distinctions between revenues and gains and between expenses and losses in a particular entity depend to a significant extent on the nature of the entity, its operations, and its other activities. Items that are revenues for one kind of entity may be gains for another, and items that are expenses for one kind of entity may be losses for another. Since a primary purpose of distinguishing gains and losses from revenues and expenses is to make displays of information about an enterprise’s sources of comprehensive income as useful as possible, fine distinctions between revenues and gains and between expenses and losses are principally matters of display or reporting. (CON-6, par. 88-89).”

Historically, prior to March 31, 2014, the volume of tractor and trailer sales within our Quality subsidiary had been very volatile and would increase and decrease with our equipment refresh cycle.  Activities within our leasing and services segment have been volatile as well driven by a number of factors including the demand for the services of independent contractors, freight volumes, and changes in equipment technology and performance.  There was a short period of time where we had an opportunity to expand our leasing and services division and it didn’t correspond with our equipment refresh cycle.  While we purchased units that we intended to sell within a twelve month time frame, based on our historical relationship with our third party leasing partners, we understand it is possible we may have to hold on to some units longer than anticipated based on the appetite of our third party leasing partners.  We also continue to evaluate the classification of our units on a quarter by quarter basis.  We believe consistently recording all types of equipment sales as a gain on disposition of equipment is the most meaningful and useful classification to our reader.  Recording any type of fixed asset sale as revenue could be misleading and confusing to the reader due to the inconsistent and volatile nature of fixed asset sales.  In order to further clarify and distinguish the types of sales we generate we have added additional disclosures within our financial statements regarding our relationship with our third party leasing partners.  As noted in our March 31, 2016 Form 10-Q we had sales to our third party leasing partners of $30.4 million for the quarter compared to $157.1 million for the quarter as noted in our December 31, 2015 Form 10-Q.  We believe this demonstrates that these activities are not central and ongoing.

Our Quality subsidiary does list new trucks on its website in the “inventory” tab. All trucks have a lease payment amount attached to the description of the unit. Quality is not a truck dealership and therefore does not sell new trucks. It has new trucks for lease. There is no listing of any new truck for sale on the website. From time to time we will sell pools of these assets to third party leasing partners to free up capital to continue the growth of our leasing division.

5.	Comment: Refer to your response to prior comment 4. Please tell us where the results of the sales of old Celadon fleet units referred to in the response are reported in your statement of operations.

Response: The sale of old Celadon fleet units are reported net within “gain on disposition of equipment.”

6.
Comment:  In your response to prior comment 4, you state that the agreements with Element and 19th Capital are similar but not identical in that the assets sold to 19th Capital have been comprised of old Celadon fleet units. However, in the Form 10-Q for the period ended December 31, 2015 you disclose that pursuant to the agreements with Element and 19th Capital that you purchase tractors for sale to Element and 19th Capital. Please reconcile these statements for us. Additionally, please tell us your accounting for any new assets sold to 19th Capital and where the results of these transactions are reported in your statement of operations.

Response: We have purchased new units to lease and then sell to third party leasing parties. We actively look to sell these leases and the underlying assets to both Element and 19th Capital and our agreements allow us to sell both newly purchased and used fleet units subject to a lease. While we may not have done so at that point in time, we actively look to sell leases and underlying assets that we have purchased to 19th Capital as well as Element pursuant to our agreements in the future. Any leased asset sold to 19th Capital has been recorded in a manner consistent with sales to Element, as discussed in response 3.

7.
Comment:  In the first bullet at the top of page 25 of the above referenced Form 10-Q you state that under certain circumstances you may be required to take certain actions to recover vehicles and provide other support and may be required to repurchase certain leases or financings from the Quality Financing Parties upon Quality’s uncured material breach of the respective agreements. Please tell us your consideration of ASC 450-20 and 460 with respect to any contingencies or obligations associated with these arrangements.

Response:  As part of our program agreements with our third party leasing partners we are compensated for the recovery and remarketing of vehicles and have deferred that revenue in accordance with the multiple element arrangement guidance as specified under ASC 605-25.  If we commit a material breach of any of our representations, warranties and/or covenants in our program agreement with our third party leasing partners a transaction becomes in default.  Provided that the breach is curable then we have ten days after the receipt of a notice to cure from our third party leasing partner to cure the breach.  If we fail to cure the breach then we have to repurchase the units subject to that breach within five days of the receipt of a request to repurchase the units from our third party leasing partner.

The applicable guidance considered for contingencies is as follows:

“ASC-450-20-25-1  When a loss contingency exists, the likelihood that the future event or events will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote. As indicated in the definition of contingency, the term loss is used for convenience to include many charges against income that are commonly referred to as expenses and others that are commonly referred to as losses. The Contingencies Topic uses the terms probable, reasonably possible, and remote to identify three areas within that range.

25-2 An estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

a.
Information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Date of the financial statements means the end of the most recent accounting period for which financial statements are being presented. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b.	The amount of loss can be reasonably estimated.”

The general theme of our representations, warranties, and covenants revolves around selling our third party leasing partners an asset that we have the authority to sell, that is subject to a lease, the information about the lessee is accurate to the best of our knowledge, and we are not hiding/omitting information that our third party leasing partners would find useful.  All of these items are items that would sort out quickly after the sales transaction.  To date we have not had to repurchase any units because of a breach of representations, warranties, or covenants.  Based on this information we believe a loss contingency related to assets sold to our financing partners is remote.

Our agreements contain no stated or implied guarantees that would qualify within the scope of the guidance of ASC 460. Therefore we do not believe that guidance to be applicable to our situation.

In addition to the Company’s responses to the SEC staff comments above, the Company would like to acknowledge in writing, per the request of the SEC staff, the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions about any of our responses or require any additional information, please contact me at (317) 972-7000 Ext. 23638 or by fax at (317) 890-9414.

Sincerely,

/s/ Bobby Peavler
Bobby Peavler Executive Vice President, Chief Financial Officer, and Treasurer